
11007928

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):



ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended _____December 31, 2010________

OR



TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE RQUIRED).

For the transition period from _____________ to ________________

Commission file number 333-48185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.
3050 Highland Parkway, Suite 100
Downers Grove, IL 60515

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By /s/ David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 20, 2011

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-146951, 333-115576 and 333-107745 on Form S-8 of Hub Group, Inc. of our report dated June 20, 2011, appearing in this Annual Report on Form 11-K of Hub Group Employee Profit Sharing and Trust Plan for the year ended December 31, 2010.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2011

HUB GROUP
EMPLOYEE PROFIT SHARING
AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN

FINANCIAL STATEMENTS
December 31, 2010 and 2009

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Hub Group
Employee Profit Sharing and Trust Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, on the basis of accounting described in Note 2.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions (modified cash basis) and the supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) (modified cash basis) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Oak Brook, Illinois
June 20, 2011

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
December 31, 2010 and 2009

	2010	2009
Investments, at fair value (Note 3)	$ 67,563,831	$ 58,111,679
Notes receivable from participants	1,404,271	1,250,744
Net assets reflecting all investments at fair value	68,968,102	59,362,423
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,529)	4,992
Net assets available for benefits	$ 68,966,573	$ 59,367,415

See accompanying notes to financial statements.

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(Modified Cash Basis)
Year ended December 31, 2010

Contributions	
Employee	$ 4,145,708
Rollover	327,026
Employer	1,344,293
Total contributions	5,817,027
Investment income	
Net appreciation in fair value of investments	7,826,085
Interest and dividends	1,035,206
Total investment income	8,861,291
Benefits paid to participants	5,053,768
Administrative expenses	25,392
Net increase	9,599,158
Net assets available for benefits	
Beginning of year	59,367,415
End year	$ 68,966,573

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Hub Group Employee Profit Sharing and Trust Plan ("the Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General: The Plan is a defined contribution plan established by Hub Group, Inc. (the "Company") covering all full-time and part-time employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Contributions: Each year, participants may contribute up to 60 percent of pretax annual compensation, as defined in the Plan subject to certain limitations under the Internal Revenue Code ("IRC"). In addition, participants may elect to designate a portion or all deferral contributions as Roth 401(k) contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

A one-year (1,000 hours) waiting period is required for employer contributions, with the stipulation that the employee must be on the payroll at December 31 of each year. For the plan year ended December 31, 2010, the Company provided matching contributions equal to 50% of each participant's pretax contributions up to a maximum of 3% of each participant's qualified earnings or $7,350, whichever was less. Catch up contributions are not eligible to be matched. The Company may also make an annual discretionary profit sharing contribution in an amount determined by the Board of Trustees. This contribution is allocated to eligible participants at the end of the Plan year based on the ratio of a participant's compensation to the total compensation of all participants for the Plan year. No discretionary profit sharing contributions were made in 2010.

Participant Accounts: Individual accounts are maintained for each of the Plan's participants to reflect the participant's contributions and related Company matching contributions, Company discretionary profit sharing contributions, as well as the participant's share of the Plan's income and any related administrative expenses.

Vesting: Participants are immediately vested in their contributions and employer contributions plus earnings thereon. Certain participants who were merged from a prior plan retained their previous vesting schedule with respect to employer contributions. Any forfeitures that arise are used to pay plan expenses or to reduce the employer matching contribution. As of December 31, 2010 and 2009, $53,424 and $21,862 of forfeitures were available to pay expenses or offset future employer contributions, respectively.

Payment of Benefits: On termination of service due to death, disability, retirement or termination of service due to other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installment payments.

Hardship Withdrawals: Subject to approval by Fidelity Investments Institutional Operations Company, Inc. (the "Recordkeeper"), participants may withdraw their employee pretax contributions, to satisfy immediate and heavy financial needs, as determined by the Plan agreement.

Investment Options: Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. Participants are able to change their investment elections on a daily basis.

(Continued)

Notes Receivable from Participants: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates which are commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions over periods ranging up to 60 months or longer (i.e., mortgage), as authorized by the Plan administrator.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The accompanying financial statements have been prepared using the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. Under the modified cash basis of accounting, investments are recorded at fair value, interest and dividend income are recognized when received and benefit payments and contributions are recorded as the cash is paid or received.

If the Plan's financial statements had been prepared using the accrual basis of U.S. generally accepted accounting principles, $1,321,061 and $1,344,293 of employer contributions receivable would have been recorded in the statement of net assets available for benefits as of December 31, 2010 and 2009, respectively. In addition, a liability for an excess contribution refundable of $206,922 and $196,614 would have been recorded at December 31, 2010 and 2009, respectively.

Use of Estimates: The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results may differ from those estimates.

Investment Valuation: Investments are stated at fair value (See Note 4). Purchases and sales are recorded on a trade-date basis. Net appreciation (depreciation) includes the plan's gains and losses on investments bought and sold as well as held during the year.

Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. Early application is permitted. The adoption of this guidance by the Plan resulted in a reclassification from *investments* to *notes receivable from participants* of $1,250,744 on the statement of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan's net assets available for benefits.

Risks and Uncertainties: The Plan provides for investments in common stock, a stable value fund, and mutual funds that, in general, are exposed to various risks, such as interest rate, credit, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participants' individual account balances.

(Continued)

Notes Receivable from Participants: Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Administrative Expenses: The majority of administrative expenses are paid by the Company. In 2010, certain administrative expenses were paid from the Plan's forfeiture account.

NOTE 3 - INVESTMENTS

The following investments held by the Fidelity Management Trust Company (the "Trustee") represent 5% or more of the Plan's total net assets at December 31:

	2010	2009
Fidelity Magellan Fund	$ 5,312,661	$ 5,280,267
Fidelity Contrafund	9,783,280	9,080,657
Fidelity Investment Grade Bond*	3,415,171	3,317,803
Fidelity Retirement Money Market Portfolio	5,026,832	4,663,961
Hub Group, Inc. Common Stock**	7,923,086	6,104,952

* Included in 2010 for presentation purposes as only the balance at December 31, 2009 exceeded the 5% threshold.

** Held as part of the Hub Group, Inc. Stock Fund

During 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$ 5,882,093
Common stock	1,943,992
Total appreciation	$ 7,826,085

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan's principal or most advantageous market for the asset or liability. Fair value measurements are determined by maximizing the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

(Continued)

Level 3: Significant unobservable inputs that reflect the Plan's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

Mutual funds and company common stock: The fair values of mutual fund investments and company common stock are determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 inputs).

Money market accounts: Fair values are estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (level 2 inputs)

Stable value fund: The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund (level 2 inputs). Assets included in the Fidelity Managed Income Portfolio, the stable value fund, are primarily invested in investments contracts issued by insurance companies and other financial institutions, and in nonconvertible bonds, U.S. government agency obligations, U.S. government agency-mortgage securities, asset-backed securities, collateralized mortgage obligations, commercial mortgage securities and fixed income securities. The investment objective of this fund is to seek the preservation of capital and to provide a competitive level of income. Units of participation are redeemable upon receipt of unitholder's instruction based on the next determined net asset value per unit. Net asset value per unit is determined each business day.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

While Plan investments are presented at fair value in the statement of net assets available for benefits, the difference between the fair value of the Plan's direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the statement of net assets available for benefits, because contract value is the relevant measurement attribute for that portion of the Plan's net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan holds an indirect interest in such contracts through its investment in a stable value fund.

(Continued)

Investments measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements at December 31, 2010		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap funds	$ 1,678,898	$ -	$ -
Domestic mid cap funds	3,692,067	-	-
Domestic large cap funds	24,388,907	-	-
Domestic fixed income funds	12,657,600	-	-
Domestic balanced funds	833,984	-	-
International fixed income funds	387,087	-	-
International equity funds	6,619,219	-	-
Lifecycle equity funds	753,796	-	-
Lifecycle fixed income funds	1,094,342	-	-
Lifecycle balanced funds	6,574,007	-	-
Real estate funds	457,629	-	-
Utilities funds	68,032	-	-
Company common stock	7,923,086		-
Stable Value fund	-	188,049	-
Money market account	-	247,128	-

	Fair Value Measurements at December 31, 2009		
	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments:			
Mutual funds			
Domestic small cap funds	$ 923,979	$ -	$ -
Domestic mid cap funds	3,333,680	-	-
Domestic large cap funds	22,377,285	-	-
Domestic fixed income funds	11,419,516	-	-
Domestic balanced funds	709,273	-	-
International fixed income funds	207,424	-	-
International equity funds	5,392,482	-	-
Lifecycle equity funds	479,832	-	-
Lifecycle fixed income funds	1,125,551	-	-
Lifecycle balanced funds	5,273,453	-	-
Real estate funds	245,401	-	-
Utilities funds	54,131	-	-
Company common stock	6,104,952	-	-
Stable Value fund	-	268,441	-
Money market account	-	196,279	-

(Continued)

NOTE 5 - TAX STATUS

The Plan is a Nonstandardized 401(k) Profit Sharing Prototype Plan ("Prototype Plan") sponsored by Fidelity Management and Research Company and adopted by the Company. The Prototype Plan obtained its latest opinion letter on March 31, 2008, in which the Internal Revenue Service ("IRS") stated that the Prototype Plan, as then designed, is in compliance with the applicable requirements of the IRC. The Plan has not requested its own determination letter from the IRS. The Plan has been amended. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan is qualified and that the related trust was tax exempt as of the financial statement dates.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account balances.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Company, and certain others. The Plan invests in shares of stable value funds and mutual funds managed by the Trustee or an affiliate of the Trustee, which qualify as party-in-interest transactions.

The Plan also allows loans to participants. At December 31, 2010 and 2009 the Plan had $1,404,271 and $1,250,744, respectively, in participant loans, which qualify as party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and administration amounted to approximately $6,161 for the year ended December 31, 2010. Plan participants also paid fees of $19,231 to the Trustee for loan set-up, loan maintenance, short-term redemption fees and other charges.

At December 31, 2010 and 2009, the Plan had $7,923,086 and $6,104,952, respectively, invested in Company stock through a unitized investment fund managed by the Trustee. The Plan held 225,472 and 227,542 shares of Company stock as of December 31, 2010 and 2009, respectively.

These transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

(Continued)

SUPPLEMENTAL SCHEDULES

HUB Group Employee Profit Sharing and Trust Plan
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
(Modified Cash Basis)
Year ended December 31, 2010

Check here if Late Participant Loan Repayments are Included	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	
	-	316	-	-

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Modified Cash Basis)
December 31, 2010

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
		Stable Value Funds		
*	Fidelity	Fid Mgd Inc Port	**	$ 186,520
		Mutual Funds		
	Pimco	Pimco Total Return Adm	**	368,711
	Templeton	Tmpl Foreign Sm Co A	**	56,390
	ABF	ABF Balanced Inv	**	28,511
	ABF	ABF Lg Cap Val Inv	**	181,948
	Franklin	Mutual Gbl Discvry A	**	87,622
	Baron	Baron Asset Fund	**	16,022
	Morgan Stanley	Morgan Stanley Inst Capital Growth P	**	4,797
	JH	JH Small Company A	**	183
	Loomis	Loomis Sm Cap Val R	**	58,775
	Ariel	Ariel Fund	**	51,934
	Ariel	Ariel Appreciation	**	14,406
	Franklin	Fkln SmMidCap Grth A	**	9,455
	Templeton	Templeton Foreign A	**	52,179
	Franklin	Mutual Shares Cl A	**	43,348
	Managers	Managers Special Eq	**	69
	MainStay	MSIF CP FX Inc P	**	1,893
	MainStay	MSIF Mid Cap Grth P	**	13,716
	MainStay	MSIF Emerging Mkts P	**	178,299
	Neuberger Berman	NB Partners Trust	**	99,544
	Neuberger Berman	NB Socially Resp Tr	**	7,102
	Oakmark	Oakmark Fund I	**	52,452
	Pimco	Pim Glbbnd Ad Unhdgd	**	29,261
	Pimco	Pimco High Yield Adm	**	212,279
	Pimco	Pimco Low Dur Adm	**	142,169
	Pimco	Pimco Lt US Govt Adm	**	36,486
	Legg Mason	LM Cm Value I	**	52,246
	Templeton	Templeton Dev Mkts A	**	87,792
	Templeton	Templeton Growth A	**	14,016
	Templeton	Tmpl Global Bond A	**	387,087
	Templeton	Templeton World A	**	9,649
	RS	RS Small Cap Grth A	**	17,608
	Artisan	Artisan Intl	**	50,770
	MainStay	MSIF Intl Equity P	**	3,603
	Neuberger Berman	NB Guardian Trust	**	2,781
	Pimco	Pimco Total Rt Inst	**	813,760
	DWS	DWS International S	**	3,731
	Rainier	Rainier Sm/Mid Cap	**	18,925
	Neuberger Berman	NB Partners Invt	**	747,113

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Modified Cash Basis)
December 31, 2010

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	DWS	DWS Global Sm Cap Gr S	**	1,160
	DFA	DFA Emerg Mkts Val I	**	429,380
	RS Investments	RS Partners Y	**	306,665
	Victory	Victory Divrsd Stk I	**	48,680
	Invesco	Invesco Global Small & Mid Cap Gr A	**	9,713
	Managers	Managers Bond Fund	**	151,523
	TCW	TCW Select Equity N	**	11,035
	Invesco	Invesco Basic Value A	**	13,207
	Legg Mason	LM Cm Value FI	**	486
	Oakmark	Oakmark Eq & Inc I	**	330,182
	Wells Fargo	WFA Sm Cap Val Inv	**	168,414
	ING Van Kampen	ING Van Kampen Growth & Income Adv	**	1,562
	Lord Abbett	LD Abbett Affiltd A	**	17,859
	DWS	DWS Strategic Val A	**	43,690
	ING Van Kampen	ING Van Kampen Equity Inccome A	**	3,961
	Invesco	Invesco Midcap Core Equity A	**	36,931
	Baron	Baron Small Cap	**	85,768
	Western Asset	Western Asset Core Bond FI	**	37,887
	Artisan	Artisan Mid Cap Val	**	492,058
	Wells Fargo	WFA C&B Mdcp Val Inv	**	1,037
	Pimco	Pimco Real Rtn Bd Ad	**	141,188
	RS	RS Partners A	**	1,034
	Columbia	Col/Acorn Select Z	**	24,356
	Columbia	Columbia Conservative High Yield Z	**	7,743
	American Century	Am Cen Lg Co Val Inv	**	140,269
	Neuberger Berman	NB Intl Fund Trust	**	19,725
	Rainier	Rainier Sm/Md Cap I	**	428,702
	Royce	Royce Tot Return Ser	**	53,027
	American Century	Am Cent Vista Inv	**	156
	Royce	Royce Opportunity S	**	142,393
	Lord Abbett	LD Abbett Smcp Bld A	**	28,161
	Wells Fargo	Wells Fargo Advantage Spec Md Cp Val Inv	**	2,413
	Wells Fargo	WFA Small Co Value A	**	11,038
	RS	RS Value A	**	136
	Royce	Royce Value Plus Ser	**	60,388
	Virtus	Virtus Mid-Cap Val A	**	9,564
	Loomis	Loomis Growth A	**	45,019
	Western Asset	WA Core Plus Bond FI	**	133,836
	Hartford	Hartford Growth Y	**	1,501
	Hartford	Htfd Sm Cap Growth Y	**	11,247
*	Fidelity	Fid Fidelity	**	2,514
*	Fidelity	Fid Value Strategies	**	14,924

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Modified Cash Basis)
December 31, 2010

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Puritan	**	1,252,353
*	Fidelity	Fid Trend	**	1,116
*	Fidelity	Fid Gnma	**	111,584
*	Fidelity	Fidelity Magellan	**	5,312,661
*	Fidelity	Fid Contrafund	**	9,783,280
*	Fidelity	Fid Equity Income	**	36,718
*	Fidelity	Fid Growth Company	**	238,514
*	Fidelity	Fidelity Invst Gr Bd	**	3,415,171
*	Fidelity	Fid Growth & Income	**	2,214,535
*	Fidelity	Fid Intermed Bond	**	6,952
*	Fidelity	Fid Capital & Income	**	425,573
*	Fidelity	Fid Value	**	50,697
*	Fidelity	Fid Mortgage Sec	**	1,420
*	Fidelity	Fidelity Govt Income	**	87,274
*	Fidelity	Fid Independence	**	99,748
*	Fidelity	Fid Otc Portfolio	**	4,364
*	Fidelity	Fid Overseas	**	841
*	Fidelity	Fid Leveraged Co Stk	**	381,009
*	Fidelity	Fid Europe	**	101,161
*	Fidelity	Fid Pacific Basin	**	14,873
*	Fidelity	Fid Real Estate Invs	**	416,495
*	Fidelity	Fid Balanced	**	72,717
*	Fidelity	Fid Intl Discovery	**	1,287,478
*	Fidelity	Fid Cap Appreciation	**	79,754
*	Fidelity	Fid Convertible Sec	**	636,779
*	Fidelity	Fid Canada	**	419,049
*	Fidelity	Fid Telecom & Util	**	68,032
*	Fidelity	Fid Blue Chip Growth	**	113,047
*	Fidelity	Fidelity Low Pr Stk	**	2,184,490
*	Fidelity	Fid Worldwide	**	1,642
*	Fidelity	Fid Equity Income II	**	1,146,228
*	Fidelity	Fidelity Emerg Mrkts	**	317,517
*	Fidelity	Fid Gr Strategies	**	81,720
*	Fidelity	Fid Diversified Intl	**	2,685,762
*	Fidelity	Fid Asset Mgr 20%	**	93,463
*	Fidelity	Fid Dividend Growth	**	7,384
*	Fidelity	Fid New Markets Inc	**	170,650
*	Fidelity	Fid Exp & Multinatl	**	10,963
*	Fidelity	Fid Focused Stock	**	2,423
*	Fidelity	Fid Global Balanced	**	59,775
*	Fidelity	Fid Large Cap Stock	**	11,819
*	Fidelity	Fid Small Cap Stock	**	149,744

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Modified Cash Basis)
December 31, 2010

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Intl Cap Apprec	**	104,936
*	Fidelity	Fid Sm Cap Independ	**	192,024
*	Fidelity	Fid Mid Cap Stock	**	81,717
*	Fidelity	Fid Asset Mgr 85%	**	668
*	Fidelity	Fid Latin America	**	492,012
*	Fidelity	Fid Emerging Asia	**	55,475
*	Fidelity	Fid Mega Cap Stock	**	130,496
*	Fidelity	Fid Strategic Income	**	186,796
*	Fidelity	Fid Freedom Income	**	100,632
*	Fidelity	Fid Freedom 2000	**	202,431
*	Fidelity	Fid Freedom 2010	**	857,912
*	Fidelity	Fid Freedom 2020	**	2,016,042
*	Fidelity	Fid Freedom 2030	**	1,847,954
*	Fidelity	Fid Sm Cap Discovery	**	235,274
*	Fidelity	Sptn Total Mkt Index	**	157,422
*	Fidelity	Sptn Extnd Mkt Index	**	77,179
*	Fidelity	Fid Short Term Bond	**	12,254
*	Fidelity	Fid Intm Govt income	**	75,164
*	Fidelity	Fid Fifty	**	3,865
*	Fidelity	Fidelity Retire Mmkt	**	5,026,832
*	Fidelity	Fidelity Ret Govt Mm	**	637,990
*	Fidelity	Spartan 500 Index Inv	**	1,458,612
*	Fidelity	Fidelity US Bd Index	**	82,624
*	Fidelity	Fid Inst SH Int Govt	**	20,300
*	Fidelity	Fid Large Cap Value	**	153,971
*	Fidelity	Fid Freedom 2040	**	548,815
*	Fidelity	Fid Mid Cap Value	**	44,371
*	Fidelity	Fid Large Cap Growth	**	42,136
*	Fidelity	Fid Mid Cap Growth	**	21,076
*	Fidelity	Fid Inflat Prot Bond	**	69,990
*	Fidelity	Fid Real Estate Inc	**	41,134
*	Fidelity	Fid Blue Chip Value	**	73,688
*	Fidelity	Fid NASDAQ Comp Indx	**	4,001
*	Fidelity	Fid Freedom 2005	**	33,999
*	Fidelity	Fid Freedom 2015	**	752,444
*	Fidelity	Fid Freedom 2025	**	1,028,152
*	Fidelity	Fid Freedom 2035	**	929,415
*	Fidelity	Fid Strat Div & Inc	**	2,248
*	Fidelity	Fid Focused High Inc	**	121,439
*	Fidelity	Fid Intl Real Estate	**	37,068
*	Fidelity	Fid Small Cap Growth	**	15,555

(Continued)

HUB GROUP
EMPLOYEE PROFIT SHARING AND TRUST PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(Modified Cash Basis)
December 31, 2010

Name of plan sponsor: Hub Group, Inc.
Employer identification number: 36-4007085
Three-digit plan number: 001

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Fidelity	Fid Small Cap Value	**	40,535
*	Fidelity	Fid Freedom 2045	**	75,031
*	Fidelity	Fid Freedom 2050	**	129,950
		Total mutual funds		59,205,568
		Common Stock		
*	Hub Group, Inc.	Hub Group, Inc. Common Stock	**	7,923,086
		Money Market		
*	Fidelity	Money Market Fund	**	247,128
		Other		
*	Participant Loans	Loans, maturing through 2016, interest rates from 5.00% to 10.50%	**	1,404,271
				$ 68,966,573

* Represents a party-in-interest investment
** Investment is participant directed. Cost disclosure is not required.